                                                             File No. 70-08905



                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D. C. 20549


                                   Form U-1


                            APPLICATION-DECLARATION
                                     UNDER
                THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                                AMENDMENT NO. 1



                         THE COLUMBIA GAS SYSTEM, INC.
                     12355 Sunrise Valley Drive, Suite 300
                          Reston, Virginia 20191-3420
--------------------------------------------------------------------------------
             (Names of company or companies filing this statement
                 and addresses of principal executive offices)





        T. S. Bindra, Associate General Counsel and Assistant Secretary
                         The Columbia Gas System, Inc.
                     12355 Sunrise Valley Drive, Suite 300
                             Reston, VA 20191-3420
--------------------------------------------------------------------------------
                    (Name and address of agent for service)

     The Application-Declaration filed under File No. 70-08905 is hereby amended as follows:

Item 1.(a)     On pages 4 and 5 of the Application-Declaration, it is stated

that the Captive will entertain underwriting at some future time, such areas as workers' compensation, director and officer liability, legal malpractice for employee attorneys, performance bonds, as well as various warranty programs planned to be offered to consumers. These additional programs would only be undertaken by the Captive pursuant to further approval by the SEC under the Act.


     The first full sentence under the Operations section on Page 6 of the

Application-Declaration is amended and restated as follows:

The Captive would assume the risk of the more predictable loss layer from the commercial insurers, for losses between zero and $2,000,000 per event for automobile and general liability losses and between zero and $750,000 per event for "all-risk" property losses. (2)


     Footnote 3 on page 6 of the Application-Declaration is deleted.



     The Certificates of Notification section on page 10 of the

Application-Declaration is deleted and replaced by the following:

The Captive will report to the Commission with respect to the transactions contemplated hereunder, in semi-annual Rule 24 Certificates, the following:

1.   A general description (summary fashion by type of claim by subsidiary or associate company) of loss exposure/experience for automobile, "all-risk"

property, and general liability insurance coverage,

2.   A semi-annual analysis by subsidiary or associate company of auto liability, general liability and property losses and























_____________________

       2    The projections attached hereto are based on assumed minimum deductibles of $200,000 for automobile and general liability and $100,000 for all-risk property losses.

expenses incurred during the six month period as compared to premiums paid.

This analysis shall contain lead in and end-of-period insurance reserve balances.

3.   A semi-annual analysis by associate company of claims paid by the Captive on behalf of that associate company to include lead-in reserve available to

Captive and end-of-period reserve balance.

4.   A listing of increases and decreases to premiums for each subsidiary or associate company as a result of the operations of the Captive and loss experience of each subsidiary or associate company.  This analysis shall be done once a year but reported on a semi-annual basis for comparative purposes.

5.   For the first three years, a statement of actual annual savings achieved by the Columbia System from commercial insurer insurance premiums as a result of operations of the Captive insurance program.  This statement shall include how the savings was spread amongst the subsidiary or associate companies of the Columbia System.  This analysis shall be one once a year but reported on a semi-annual basis for comparative purposes.

6.   Every six months on a calendar year basis, a copy of Captive's income statement and balance sheet, to include any notes thereto.

Item 2.   (a)  Columbia Gas System Service Corporation and others have provided certain services in connection with the preparation of this filing as follows:

     Securities and Exchange Commission Filing Fee .......  $   2,000

     Services of Columbia Gas System Service Corporation
     in connection with the preparation of the
     Application-Declaration..............................  $  10,000

     Services of LeBoeuf, Lamb, Leiby & MacRae............  $   5,000

     Services of Alexander & Alexander....................  $  50,000

          Total...........................................  $  67,000



Item 3.   The first and last sentences of the first paragraph to the answer to item 3 are deleted.


Item 6.(a)F   Opinion of Counsel is attached.

          K   Hypothetical examples of premium allocation

                         THE COLUMBIA GAS SYSTEM, INC.

                                  ILLUSTRATION

       EFFECT OF GREATER THAN EXPECTED LOSSES ON FUTURE YEAR'S PREMIUMS

    CASE: 1996 ACTUAL LOSSES FOR SUBSIDIARY FARE 25% GREATER THAN EXPECTED;
          LOSSES FOR ALL OTHER SUBSIDIARIES/YEARS EQUAL 100% OF EXPECTED LOSSES




                              1996
                             ACTUAL
               FIRST YEAR    LOSSES
                 CAPTIVE    AS % OF
 COLUMBIA        PREMIUM    EXPECTED
SUBSIDIARY        1996       LOSSES       1997       1998         1999        2000        2001
    A            238,466      100%        238,466     238,466     238,466     238,466     238,466
    B             57,236      100%         57,235      57,235      57,235      57,235      57,235
    C          2,194,717      100%      2,194,717   2,194,717   2,194,717   2,194,717   2,194,717
    D            691,879      100%        691,879     691,879     691,879     691,879     691,879
    E            298,921      100%        298,921     298,921     298,921     298,921     298,921
    F          3,386,224      125%      3,555,536   3,555,535   3,555,535   3,555,535   3,555,535
    G          2,236,012      100%      2,236,012   2,236,012   2,236,012   2,236,012   2,236,012
    H            364,321      100%        364,321     364,321     364,321     364,321     364,321
    I            603,587      100%        603,587     603,587     603,587     603,587     603,587
    J              7,691      100%          7,691       7,691       7,691       7,691       7,691
    K             89,521      100%         89,521      89,521      89,521      89,521      89,521
    L                  0      100%              0           0           0           0           0
    M            295,624      100%        295,624     295,624     295,624     295,624     295,624
    N            151,839      100%        151,839     151,839     151,839     151,839     151,839
    O             40,333      100%         40,333      40,333      40,333      40,333      40,333
    P             13,770      100%         13,770      13,770      13,770      13,770      13,770
    Q             99,622      100%         99,622      99,622      99,622      99,622      99,622
    R              5,813      100%          5,813       5,813       5,813       5,813       5,813

Total         10,775,575               10,944,886  10,944,886  10,944,886  10,944,886  10,944,886

                         THE COLUMBIA GAS SYSTEM, INC.

                                  ILLUSTRATION

       EFFECT OF GREATER THAN EXPECTED LOSSES ON FUTURE YEAR'S PREMIUMS

    CASE: 1996 ACTUAL LOSSES FOR SUBSIDIARY FARE 50% GREATER THAN EXPECTED;
          LOSSES FOR ALL OTHER SUBSIDIARIES/YEARS EQUAL 100% OF EXPECTED LOSSES




                              1996
                             ACTUAL
               FIRST YEAR    LOSSES
                 CAPTIVE    AS % OF
 COLUMBIA        PREMIUM    EXPECTED
SUBSIDIARY        1996       LOSSES       1997       1998         1999        2000        2001
    A            238,466      100%        238,466     238,466     238,466     238,466     238,466
    B             57,235      100%         57,235      57,235      57,235      57,235      57,235
    C          2,194,717      100%      2,194,717   2,194,717   2,194,717   2,194,717   2,194,717
    D            691,879      100%        691,879     691,879     691,879     691,879     691,879
    E            298,921      100%        298,921     298,921     298,921     298,921     298,921
    F          3,386,224      150%      3,724,846   3,724,846   3,724,846   3,724,846   3,724,846
    G          2,236,012      100%      2,236,012   2,236,012   2,236,012   2,236,012   2,236,012
    H            364,321      100%        364,321     364,321     364,321     364,321     364,321
    I            603,587      100%        603,587     603,587     603,587     603,587     603,587
    J              7,691      100%          7,691       7,691       7,691       7,691       7,691
    K             89,521      100%         89,521      89,521      89,521      89,521      89,521
    L                  0      100%              0           0           0           0           0
    M            295,624      100%        295,624     295,624     295,624     295,624     295,624
    N            151,839      100%        151,839     151,839     151,839     151,839     151,839
    O             40,333      100%         40,333      40,333      40,333      40,333      40,333
    P             13,770      100%         13,770      13,770      13,770      13,770      13,770
    Q             99,622      100%         99,622      99,622      99,622      99,622      99,622
    R              5,813      100%          5,813       5,813       5,813       5,813       5,813

Total         10,775,575               11,114,197  11,114,197  11,114,197  11,114,197  11,114,197

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PAGE 5

                                   SIGNATURE

     Pursuant to the requirements of the Public Utility Holding Company Act of

1935, each of the undersigned company has duly caused this

Application-Declaration to be signed on its behalf by the undersigned thereunto duly authorized.


                                  THE COLUMBIA GAS SYSTEM, INC.




Date: October 24, 1996            By: /s/ T. S. BINDRA
                                     ----------------------------------
                                        T. S. Bindra
                                        Associate General Counsel and
                                        Assistant Secretary





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                                                             October 18, 1996

U.S. Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C.  20549

Gentlemen:

                Re:  The Columbia Gas System, Inc., et al.
                     File No. 70-7168

        I have acted as Counsel for The Columbia Gas System, Inc. ("Columbia"), a Delaware corporation and holding company registered under the Public Utility Holding Company Act of 1935 (the "Act"), in connection with the Application-Declaration on Form U-1 (File No. 70-08905), as amended by Amendment 1 (hereinafter referred to collectively as the "Application-Declaration"), of Columbia in connection with the proposal to establish and fund a direct subsidiary to engage in the business of reinsuring certain levels of predictable risks for Columbia and its affiliates.

        The aforementioned transactions, as more fully described in the Application-Declaration, are hereinafter referred to as the "Proposed Transactions."

        In connection with this opinion, I have examined:

        (i)     the Application-Declaration;

        (ii)    copies of the Restated Certificate of Incorporation of Columbia;

        (iii) such other documents, records and matters of law as I deemed necessary to enable me to render this opinion.

        The aforementioned transactions, as more fully described in the Application-Declaration, are hereinafter referred to as the "Proposed Transaction."

        (a) all state laws applicable to the Proposed Transaction will have been complied with;

        (b) (i) the direct subsidiary, which is to be the issuer of common stock to be acquired by Columbia, will be a validly organized and duly existing corporation under the laws of Bermuda, the stock to be issued will be validly issued, fully paid and nonassessable; and Columbia, as the holder thereof, will be entitled to the rights and privileges appertaining thereto set forth in the charter of the subsidiary;

                (ii) any letters of credit issued by Columbia to or for the benefit of the direct subsidiary will be valid and binding obligations of Columbia in accordance with their terms;

        (c) Columbia will have legally acquired the common stock to be issued by the direct subsidiary; and

        (d) the consummation of the Proposed Transactions will not violate the legal rights of the holders of any securities issued by Columbia or any associate company thereof.

        I hereby consent to the filing of this Opinion together with the Certificate of the corporation filed pursuant to Rule 24.

                                               Very truly yours,


                                                /s/ T.S. Bindra
                                                T.S. Bindra
                                                Associate General Counsel
                                                and Assistant Secretary

                                                Columbia Gas System
                                                  Service Corporation

TSB/ksb